UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.
Report of Relevant Information regarding the completion of 100% of merger between Grupo Aval subsidiaries AFP Horizonte Pensiones y Cesantías S.A and Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

RELEVANT INFORMATION

GRUPO AVAL ACCIONES Y VALORES S.A. informs of the completion, on December 31st, 2013, of the merger by absorption between its subsidiaries AFP HORIZONTE PENSIONES Y CESANTÍAS S.A and SOCIEDAD ADMINISTRADORA DE FONDOS DE PENSIONES Y CESANTÍAS PORVENIR S.A., in which the latter acted as the absorbing entity.

Consequently, as of the abovementioned date SOCIEDAD ADMINISTRADORA DE FONDOS DE PENSIONES Y CESANTÍAS PORVENIR S.A. has acquired full title to the assets, rights and obligations of AFP HORIZONTE PENSIONES Y CESANTÍAS S.A.

The resulting entity will retain the name of SOCIEDAD ADMINISTRADORA DE FONDOS DE PENSIONES Y CESANTÍAS PORVENIR S.A. and its domicile will be Bogotá, D.C.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel